Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
FURNISHES YEAR END FINANCIAL STATEMENTS TO
FIRST AND SECOND PRIORITY INDENTURE TRUSTEES
Mexico, D.F. March 3, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) today announced that it has furnished copies of the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009 and the related audited consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2010, 2009 and 2008 and the related financial statement schedules, together with the report of Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu Limited), an independent registered public accounting firm, related thereto to U.S. Bank National Association, successor to HSBC Bank USA, National Association, as First Priority Indenture Trustee under the Indenture relating to the First Priority Senior Secured Notes due 2011 and Wells Fargo Bank, National Association, as Second Priority Indenture Trustee under the Indenture relating to the Second Priority Senior Secured Notes due 2013.
The Company has also made available copies of the financial statements and the report referred to above on its website, www.satmex.com, which is accessible to all visitors.
This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”), with coverage to more than 90% of the population of, and more than 45 nations and territories located in, the Americas. Satmex is one of only two privately-held FSS providers based in Latin America. Satmex has designed, procured and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet of satellites for full-time and occasional services in both C-and Ku-Bands consists of three satellites, Solidaridad 2; Satmex 5; and Satmex 6, in contiguous orbital positions.